Exhibit (a)(1)(R)
Hastings Entertainment, Inc.
Offer to Exchange Certain Stock Options for Restricted Stock Units
EXCHANGE OFFER EXPIRATION REMINDER NOTICE
The purpose of this notice is to remind eligible employees that the offer to exchange certain stock options for restricted stock units (“Exchange Offer”) is scheduled to expire at 11:59 p.m., Central Daylight Savings Time, on July 13, 2009. We currently have no plans to extend the expiration date. Only eligible employees with eligible stock options can participate in the Exchange Offer. Eligibility criteria are explained in the Amended and Restated Offer to Exchange document previously provided to eligible employees. Eligible employees who do not make an election to surrender their eligible stock options by the deadline will continue to hold those stock options with their current exercise prices and terms.
How to Participate:
Eligible employees may complete an election form or notice of withdrawal and send it to Hastings Entertainment, Inc. (“Hastings”), at the mailing address included on those forms. Eligible employees must return their completed and signed election form or notice of withdrawal only to Hastings.
Request New Election Form; Ask Questions:
Eligible employees who need a new election form or notice of withdrawal, or have questions, should contact Stephanie Coggins, Manager of Outside Reporting, via phone at (806) 677-1591 or email at stephanie.coggins@goHastings.com.
Deadline:
If eligible employees choose to participate in the Exchange Offer or modify a previous election(s), the completed and signed election form or notice of withdrawal must be received by Hastings by 11:59 p.m., Central Daylight Savings Time, on July 13, 2009.